

N.A 3/22

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER
8-48854

FACING PACE   MAR 01 2011
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Washington, DC
110

REPORT FOR THE PERIOD BEGINNING _____1/1/10_____ AND ENDING_____12/31/10_____
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rice, Voelker, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
39838
FIRM ID. NO.

805 East Rutland Street
(No. and Street)

Covington	LA	70433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hubert A. Daigle   985-898-3957
                                                                       (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte Sehrt Romig Hand
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Sec 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____ Hubert A. Daigle _____ ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Rice, Voelker, LLC</u> as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____
Signature

_____ CCO, CFO _____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICE, VOELKER, LLC

December 31, 2010

Audit of Financial Statements

December 31, 2010

CONTENTS

Independent Auditor's Report 1

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements .... 6 - 9

Schedule I - Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission 10

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 11

Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission 11

Schedule IV - Schedule of Segregation Requirements and Funds in
Segregation for Customers' Regulated Commodity Futures
and Options Accounts 11

Independent Auditor's Report on Internal Control .... 12 - 14

Independent Accountant's Report on Applying Agreed-Upon Procedures ... 15 - 16



LAPORTE SEHRT ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Rice, Voelker, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **Rice, Voelker, LLC** (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Rice, Voelker, LLC** as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

La Porte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 13, 2011

1

111 VETERANS MEMORIAL BOULEVARD, SUITE 600, METAIRIE, LA 70005 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash	$	453,641
Company Clearing Accounts		1,048,958
Compensating Balance Held at Clearing Organization		250,000
Receivable from Clearing Broker		376,491
Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $214,575		6,762
Other Assets		17,182
Total Assets	$	2,153,034

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable	$	52,482
Accrued Expenses		191,122
Payable to Member		116,766
Other Liabilities		25,000
Total Liabilities		385,370
MEMBERS' EQUITY		1,767,664
	$	2,153,034

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF INCOME
For the Year Ended December 31, 2010

REVENUES

Commission Income	$ 4,295,562
Fee Income	1,019,837
Interest Income	11,609
Principal Transactions, Net	1,127
Other Revenue	2
Total Revenues	5,328,137

EXPENSES

Employee Compensation and Benefits	2,910,445
Brokerage Commissions and Clearance Fees	438,830
Communications	314,376
Other Operating and General and Administrative Expenses	852,963
Total Expenses	4,516,614

NET INCOME $ 811,523

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2010

BALANCE - DECEMBER 31, 2009	$ 1,651,330
Net Income for the Year 2010	811,523
Distributions to Members	(695,189)
BALANCE - DECEMBER 31, 2010	$ 1,767,664

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2010

OPERATING ACTIVITIES

Net Income	$ 811,523
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities	
Depreciation	12,133
Increase in Company Clearing Accounts	(6,706)
Increase in Receivable from Clearing Broker	(123,668)
Decrease in Receivable - Other	15,000
Decrease in Other Assets	687
Increase in Accounts Payable	5,884
Increase in Accrued Expenses	29,305
Increase in Other Liabilities	25,000
Net Cash Provided by Operating Activities	769,158

INVESTING ACTIVITIES

Purchases of Furniture and Equipment	(7,624)
Net Cash Used in Investing Activities	(7,624)

FINANCING ACTIVITIES

Increase in Payable to Member	116,766
Distributions to Members	(695,189)
Net Cash Used in Financing Activities	(578,423)

NET INCREASE IN CASH AND CASH EQUIVALENTS	183,111
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	270,530
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 453,641

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ 6,769

The accompanying notes are an integral part of these financial statements.

NOTE A

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

FURNITURE AND EQUIPMENT

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Depreciation charged to operations amounted to $12,133 for the year ended December 31, 2010.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

CONCENTRATIONS OF CREDIT

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT SECURITIES
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

REVENUE RECOGNITION
Commission income and expenses related to customers' securities transactions are reported on the trade date basis.

NOTE B
RECEIVABLE FROM CLEARING BROKERS
Accounts receivable from clearing brokers represents uncollected commissions and fees due from other brokers.

NOTE C
SUBORDINATED LIABILITIES
The Company did not have any subordinated liabilities at December 31, 2010.

NOTE D
COMMITMENTS AND CONTINGENCIES
The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2010, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

NOTE D

COMMITMENTS AND CONTINGENCIES (Continued)

The Company leases office space under a lease expiring in 2012. Future minimum lease payments under this operating lease are as follows:

2011	$	46,156
2012		34,617
Total	$	80,773

Rent expense for 2010, totaled $89,672 and is included in the Statement of Income under Other Operating and General and Administrative Expenses.

NOTE E

RELATED PARTY COMMITMENTS AND CONTINGENCIES

The Company has an agreement with an entity, related through common ownership, to provide advisory services. During 2010, fee income included $100,000, which the Company earned providing services to the related entity.

During 2010, the Company paid $2,146,439 to certain members for commissions earned. At December 31, 2010, commissions payable to members, included in Accrued Expenses Payable, totaled $175,986.

The Company leases one of its offices from a related party on a month-to-month basis. Rent paid to the related party totaled $48,516 for the year ended December 31, 2010.

The amount payable to a member totaling $116,766 at December 31, 2010 is non-interest bearing with no set terms of repayment.

NOTE F

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $1,743,213 which was $1,643,213 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .22 to 1 at December 31, 2010.

NOTE G

INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2007, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of December 31, 2010, the Company had no uncertain tax positions.

NOTE H

EVALUATION OF SUBSEQUENT EVENTS

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 13, 2011, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

RICE, VOELKER, LLC
SUPPLEMENTARY INFORMATION
December 31, 2010

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL

Total Members' Equity	$ 1,767,664
Deductions and/or Charges	
Non-Allowable Cash	(466)
Furniture and Equipment	(6,762)
Other Assets	(17,182)
Net Capital Before Haircuts on Securities Positions	1,743,254
Haircuts on Securities	(41)
Net Capital	$ 1,743,213

AGGREGATE INDEBTEDNESS $ 385,370

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Required	$ 100,000
Excess of Net Capital	$ 1,643,213
Excess Net Capital at 1,000%	$ 1,704,676
Ratio: Aggregate Indebtedness to Net Capital	.22 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 1,743,213
Net Capital Per Above	$ 1,743,213

RICE, VOELKER, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Rice, Voelker, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Rice, Voelker, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Rice, Voelker, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Rice, Voelker, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **Rice, Voelker, LLC** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2010, **Rice, Voelker, LLC** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



LaPorte Sehrt
Romig Hand
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Rice, Voelker, LLC

<u>Independent Auditor's Report on Internal Control</u>

In planning and performing our audit of the financial statements of **Rice, Voelker, LLC** (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. n fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

12

111 Veterans Memorial Boulevard, Suite 600, Metairie, LA 70005 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 300, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
Town Hall West, 10000 Perkins Rowe, Ste. 200, Baton Rouge, LA 70810-1797 · 225.296.5150 · Fax 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

La Porte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
February 13, 2011



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Rice, Voelker, LLC

Independent Accountant's Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010, to December 31, 2010, which were agreed to by Rice, Voelker, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rice, Voelker, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rice, Voelker, LLC's management is responsible for Rice, Voelker, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the period from January 1, 2010 to December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

15

111 VETERANS MEMORIAL BOULEVARD, SUITE 600, METAIRIE, LA 70005 • 504.835.5522 • FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 • 985.892.5850 • FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 • 225.296.5150 • FAX 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. If there was any overpayment applied to the current assessment on Form SIPC-7, we compared it to the assessment form on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 13, 2011